[LETTERHEAD OF MORGANS HOTEL GROUP CO.]

January 31, 2006

Via Facsimile and EDGAR

Mr. Daniel Gordon,

Ms. Jessica Barberich,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Room 1580,

Mail Stop 4561,

Washington, D.C. 20549.

Re:                               Morgans Hotel Group Co.

(Form S-1, File No. 333-129277)

Dear Mr. Gordon and Ms. Barberich:

Please see attached on behalf of Morgans Hotel Group Co.

Very truly yours,

/s/ Richard Szymanski

Richard Szymanski

Attachment

Variable Interest Analysis

As previously communicated, we believe MHG Europe should not be consolidated by the Company under generally accepted accounting principles.

First, as indicated in previous correspondence, we have concluded that the venture is not a variable interest entity based on our detailed analysis. We prepared this summary solely in response to a verbal request from the Staff to review the venture as if it was a variable interest entity.

Second, even if MHG Europe is considered a variable interest entity, Morgans Hotel Group would not be the primary beneficiary.  To determine the primary beneficiary of a VIE, an enterprise must consider the guidance in paragraphs 16, 17 and D40-44 of FIN 46(R).

The venture agreement between Morgans and Burford creates a de facto agency/principal relationship because neither party can sell, transfer, or encumber its interests in the venture.  Morgans and Burford would be considered related parties.  Thus the determination of the primary beneficiary must focus on which party is most closely associated with the MHG Europe, a qualitative analysis.

Under FIN 46 paragraph 17, the party most closely associated with the variable interest entity is the primary beneficiary. In assessing which partner is the primary beneficiary, we have determined that no party absorbs a majority of expected losses, receives a majority of the entities expected residual returns and therefore our analysis and summary conclusion is based on evaluation of the four factors listed below (FIN46R paragraphs 17 a. to d.):

A)          Even though a de facto agency relationship exists, in this situation, both partners act in the role of principal and neither party acts an agent for the other. Thus more weight will be placed on the other indicators specified in paragraph 17 of FIN 46R.

B)            We also considered the relationship and activities of the venture to the partners. These activities are not a significant to Morgans Hotel Group Co. (Less than 10% of assets and pre tax loss ). The management contract (See C below) is not considered significant and there are no other contracts between the venture and the partners.

C)            Both parties are exposed equally to expected losses. Our management agreement contains limited authority and includes terms and conditions that are customarily present in arrangements for similar services, and is therefore not considered a variable interest.

D)           The design of the entity was driven by our partner, Burford Hotels Limited. Burford is a successful real estate company in London which owned the venture’s assets prior to formation of the venture. In seeking to maximize the value of these assets, Burford selected our company to be its partner and to provide hotel design and operations expertise. We had no prior experience in London and relied on Burford’s expertise in local rules and regulations to form the venture, develop the assets, and in obtaining financing for the venture.

Based on the considerations outlined above, we conclude that the design of the entity is the determinative factor in identifying the primary beneficiary in this circumstance. Accordingly, we conclude that Burford is the primary beneficiary.